UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

ENERGY TRANSFER PARTNERS, L.P.

(Name of issuer)

Common Units

(Title of class of securities)

29273R109

(CUSIP number)

    John W. McReynolds

Energy Transfer Equity, L.P.

3738 Oak Lawn Ave.

Dallas, Texas 75219

(214) 981-0700

(Name, address and telephone number of person authorized to receive notices and communications)

October 31, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 2 of 10

1.	Name of Reporting Person; S.S. or IRS Identification Energy Transfer Equity, L.P. 30-0108820
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 49,551,069
	9.	Sole dispositive power 0
	10.	Shared dispositive power 49,551,069
11.	Aggregate amount beneficially owned by each reporting person 49,572,176
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 13.0%[1]
14.	Type of reporting person PN

[1]	Based on 380,319,209 Common Units outstanding on October 31, 2013

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 3 of 10

1.	Name of Reporting Person; S.S. or IRS Identification LE GP, LLC 27-0030188
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 49,551,069
	9.	Sole dispositive power 0
	10.	Shared dispositive power 49,551,069
11.	Aggregate amount beneficially owned by each reporting person 49,551,069
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 13.0%[2]
14.	Type of reporting person OO (Limited Liability Company)

[2]	Based on 380,319,209 Common Units outstanding on October 31, 2013

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 4 of 10

1.	Name of Reporting Person; S.S. or IRS Identification Kelcy L. Warren
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 21,107
	8.	Shared voting power 49,551,069
	9.	Sole dispositive power 21,107
	10.	Shared dispositive power 49,551,069
11.	Aggregate amount beneficially owned by each reporting person 49,551,069
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 13.0%[2]
14.	Type of reporting person IN

[2]	Based on 380,319,209 Common Units outstanding on October 31, 2013

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 5 of 10

This Amendment No. 7 on Schedule 13D/A (“Amendment No. 7”) is being filed by Energy Transfer Equity, L.P. (formerly Energy Transfer Company, L.P.), a Delaware (formerly Texas) limited partnership (“ETE”), LE GP, LLC, a Delaware (formerly Texas) limited liability company and the general partner of ETE (“LE GP”), Kelcy L. Warren and ETE Common Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of ETE (“ETE Holdings”), to amend the Schedule 13D originally filed on January 20, 2004, and amended on June 22, 2005, August 16, 2006, May 26, 2010, December 3, 2010, April 5, 2012 and May 13, 2013 (collectively, the “Amended Schedule 13D”), by ETE, LE GP, ETE Holdings and Kelcy L. Warren.

Item 1.	Security and Issuer.

Item 1 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

This statement on Schedule 13D, as amended (the “Schedule”), is being filed by ETE, LE GP, ETE Holdings and Kelcy L. Warren (“Warren” and collectively with ETE, LE GP and ETE Holdings, the “Reporting Persons”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The class of equity securities to which this statement relates is common units representing limited partner interests (the “Common Units”) of Energy Transfer Partners, L.P. (formerly, Heritage Propane Partners, L.P.), a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of the Issuer is 3738 Oak Lawn Ave., Dallas, Texas 75219.

Item 2.	Identity and Background.

Item 2 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a) - (c) ETE is a Delaware limited partnership. The principal business of ETE is to own all of the interests in the general partner of the Issuer and certain equity securities of the Issuer, to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. The general partner of ETE is LE GP. LE GP is a Delaware limited liability company, and its principal business is serving as the general partner of ETE. ETE Holdings is a Delaware limited liability company and a wholly owned subsidiary of ETE. The principal business of ETE Holdings is to own certain equity securities of the Issuer and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. Warren is a United States citizen. His principal occupation is Chief Executive Officer of the Issuer. Warren owns 81.2% of LE GP. The principal office of each of the Reporting Persons is located at 3738 Oak Lawn Ave., Dallas, Texas 75219. LE GP is the general partner of ETE and manages and directs all of ETE’s activities through LE GP’s board of directors. The members of LE GP have the authority to appoint and remove LE GP’s directors.

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 6 of 10

The name, business address and present principal occupation or employment of each of the executive officers and directors of LE GP are set forth below:

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation
Jamie Welch 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Financial Officer, Head of Business Development and Director	Chief Financial Officer, Head of Business Development and Director of LE GP

John W. McReynolds 3738 Oak Lawn Ave. Dallas, TX 75219	President and Director	President of LE GP

Matthew S. Ramsey 1001 McKinney St. Suite 1950 Houston, TX 77002	Director	President of RPM Exploration, Ltd. and Ramsey Energy Management, LLC

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chairman of the Board	Chief Executive Officer of Energy Transfer Partners, L.L.C.

John D. Harkey, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Chairman and CEO, Consolidated Restaurant Companies, Inc.

K. Rick Turner 1990 Post Oak Blvd. Suite 2450 Houston, TX 77056	Director	Director of North American Energy Partners Inc., AmeriGas Partners, L.P. and PMI, LLC

Marshall S. (Mackie) McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 7 of 10

(d) During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) All of the individuals listed in this Item 2 are citizens of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended by adding the following at the end of such item:

On October 31, 2013, ETE, ETE Holdings and the Issuer consummated the transactions contemplated by the Exchange and Redemption Agreement (the “Exchange and Redemption Agreement”), dated August 7, 2013, among ETE, ETE Holdings and the Issuer. Pursuant to the Exchange and Redemption Agreement, on October 31, 2013, the Issuer redeemed 50,160,000 Common Units owned by ETE Holdings in exchange for 50,160,000 Class H limited partner interests in the Issuer (the “Class H Units”)

The Class H Units are generally entitled to (i) allocations of profits, losses and other items from the Issuer corresponding to 50.05% of the profits, losses and other items allocated to the Issuer by Sunoco Partners LLC (“SXL GP”), the general partner of Sunoco Logistics Partners, LP (“SXL”), with respect to the incentive distribution rights and general partner interest in SXL held by SXL GP, which is wholly-owned by the issuer, (ii) distributions from the Issuer for each quarter equal to 50.05% of the cash distributed to the Issuer by SXL GP with respect to the incentive distribution rights and general partner interest in SXL held by SXL for such quarter and, to the extent not previously distributed to holders of the Class H Units, for any previous quarters and (iii) incremental cash distributions in the aggregate amount of $329,000,000, subject to adjustment, to be payable over 15 quarters, commencing with the quarter ending September 30, 2013 and ending with the quarter ending March 31, 2017.

The foregoing description of the Exchange and Redemption Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange and Redemption Agreement, which is filed as Exhibit BB hereto, and is incorporated herein by reference.

Except as set forth above in this Item 4, as amended and supplemented, the Reporting Persons and Listed Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (f) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a) and (b) Approximately 380,319,209 Common Units of the Issuer were outstanding as of October 31, 2013. The Reporting Persons are deemed to be the beneficial owners of 49,551,069 Common Units of the Issuer. The Common Units owned by the Reporting Persons constitute approximately 13.0% of the total issued and outstanding Common Units. The Reporting Persons have the shared power to vote and dispose of such Common Units. Warren directly owns an additional 21,107 Common Units of the Issuer over which he has sole power to vote and dispose of such Common Units. To the knowledge of the Reporting Persons, no executive officer or manager of the Reporting Persons or other party listed in Item 2 has sole or shared beneficial ownership of any Common Units beneficially owned by the Reporting Persons.

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 8 of 10

(c) Except for the transaction described in Item 4 above, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in Common Units during the past 60 days.

(d) Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the units described in this Item 5.

(e) Not applicable.

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 9 of 10

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarized certain provisions of the Exchange and Redemption Agreement. A copy of the Exchange and Redemption Agreement is attached as Exhibit BB.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended to add the following exhibit:

EXHIBIT BB -	Exchange and Redemption Agreement by and among Energy Transfer Partners, L.P., Energy Transfer Equity, L.P. and ETE Common Holdings, LLC dated August 7, 2013 (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Issuer on August 8, 2013).

EXHIBIT CC -	. Joint Filing Agreement and Power of Attorney dated October 31, 2103 among the Reporting Persons.

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2013	ENERGY TRANSFER EQUITY, L.P.

	By:	LE GP, LLC

Its general partner

	By:	/s/ SONIA AUBE
Sonia Aube
Attorney-in-Fact

Dated: October 31, 2013	LE GP, LLC

	By:	/s/ SONIA AUBE
Sonia Aube
Attorney-in-Fact

Dated: October 31, 2013		/s/ SONIA AUBE
Kelcy L. Warren by Sonia Aube
Attorney-in-Fact

Dated: October 31, 2013	ETE Common Holdings, LLC

	By:	/s/ SONIA AUBE
Sonia Aube
Attorney-in-Fact